Code of Ethics

Policy

Great Lakes Advisors, LLC, as a matter of policy and practice, and consistent with industry best practices and SEC requirements (SEC Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Investment Company Act, which is applicable if the firm acts as investment adviser to a registered investment company), has adopted a written Code of Ethics covering all supervised persons. Our firm's Code of Ethics requires high standards of business conduct, compliance with federal securities laws, reporting and recordkeeping of personal securities transactions and holdings, reviews and sanctions. The firm's current Code of Ethics, and as amended, while maintained as a separate document, is incorporated by reference and made a part of these Policies and Procedures.

All directors, officers and employees must abide by the Wintrust Wealth Management Code of Ethics.

Responsibility

Elliott Silver, Chief Compliance Officer, has the primary responsibility for the preparation, distribution, administration, periodic reviews, and monitoring our Code of Ethics, practices, disclosures, sanctions and recordkeeping.

Procedure

Great Lakes Advisors, LLC has adopted procedures to implement the firm's policy on personal securities transactions and its Code of Ethics, and conducts reviews to monitor and ensure the firm's policy is observed, implemented properly and amended, as appropriate, which include the following:

•	Formal adoption of the firm's Code of Ethics by management.
•	The Chief Compliance Officer ("CCO") annually distributes the current Code of Ethics to all supervised persons and to all new supervised persons upon hire.
•	Each supervised person must acknowledge receipt of the firm's Code of Ethics initially upon hire and annually. Acknowledgement records are maintained electronically using the Schwab Compliance Technologies system.
•	The CCO, with other designated officer(s), annually reviews the firm's Code of Ethics and updates the Code of Ethics as may be appropriate.
•	The CCO periodically reviews access persons' personal transactions/holdings reports. Exception reports are generated in Schwab Compliance Technologies which are reviewed by the CCO or designee to ensure compliance with the Code of Ethics.
•	The CCO, or his/her designee, retains relevant Code of Ethics records as required, including but not limited to, Codes of Ethics, as amended from time to time, acknowledgement/certification forms, records identifying individuals deemed to be access persons of the firm, initial and annual holdings reports, quarterly reports of personal securities transactions, violations and sanctions, among others.
•	The firm provides initial and periodic education about the Code of Ethics, and each person's responsibilities and reporting requirements, under the Code of Ethics.
1

•	The firm's Form ADV is periodically reviewed and amended, when necessary, reviewed by the CCO to appropriately disclose a summary of the firm's Code of Ethics which includes an offer to deliver a copy of the Code upon request by an existing or prospective advisory client.
•	The Chief Compliance Officer is responsible for receiving and responding to any client requests for the firm's Code of Ethics and maintaining required records.